

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 6, 2015

<u>Via E-mail</u>
David Zalman
Chairman and Chief Executive Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX 77027

> **Re:** **Prosperity Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 3, 2015**
> **File No. 333-207346**

Dear Mr. Zalman:

We have limited our review of your amended registration statement and the related response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your revised disclosure in response to comment 4. However, we are unable to concur that your revised disclosure sufficiently constitutes counsels' tax opinions. In particular, we note your disclosure that each of Prosperity and Tradition will receive opinions from their respective counsels, each dated the closing date of the merger, that the merger will constitute a reorganization. In light of your election to file short-form legal opinions, please revise this section to state clearly that it is the opinion of counsels that the merger will constitute a reorganization. Also, please revise the first sentence of the last paragraph on page 67, which states that "[t]hese opinions are and will be subject to customary qualifications and assumptions . . . ." Because this discussion constitutes the opinion of counsels, any assumptions and qualifications should be contained in this section.

2.   We note your response to comment 5. Please provide additional analysis with respect to your conclusion that the voting agreement is not material to the company. Please see Securities Act Rule 408 and Regulation S-K Compliance and Disclosure Interpretation Question 246.08 for further guidance.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Shanna Kuzdzal
Jason M. Jean, Esq.